EXHIBIT 99.1

Stantec selected to oversee water infrastructure improvements in Ulaanbaatar, Mongolia

Through a compact between the Millennium Challenge Corporation and the Mongolian Government, the project is designed to increase water supply by 80 percent

EDMONTON, Alberta and NEW YORK and WASHINGTON, Sept. 24, 2020 (GLOBE NEWSWIRE) -- The Millennium Challenge Corporation (MCC) has selected Stantec to provide advisory services during the preparation and implementation of its US$350 million Mongolia Water Compact with the Mongolian Government. The compact’s Water Supply Project aims to provide viable, sustainable bulk water supply solutions for the Mongolian people and is designed to increase the water supply to the capital city by 80 percent, servicing Ulaanbaatar’s population of more than 1.4 million people.

“Ulaanbaatar faces urgent issues related to its water supply and infrastructure that mirror challenges experienced in other parts of the world. Our team’s technical expertise in the water sector will allow us to help ensure the community thrives for years to come,” said Rebecca Grandi, business operations manager for Stantec’s North American International Development Team. “Since 2006, we’ve supported the mission of the Millennium Challenge Corporation on projects around the globe and we look forward to building on our record of success.”

The population of Ulaanbaatar has tripled in the last 30 years and the influx of new residents has significantly strained the city’s water supply to the point that demand could exceed supply as soon as 2021. A water shortage of this magnitude would restrict economic growth and impede quality of life. In addition to rapid urbanization and insufficient water infrastructure, climate change has had a significant impact on the city’s natural water supply.

In its advisory role, Stantec will make recommendations to MCC regarding the appropriateness, accuracy, and completeness of the various elements of the project, including compliance with accepted international standards as well as MCC’s guidelines and technical requirements. This includes the construction of new groundwater wells, a water purification plant, a wastewater recycling plant, and nearly 100 kilometers (62 miles) of large diameter pipelines. Stantec will also advise MCC on the implementation of policy, regulatory, and institutional reforms to ensure the long-term sustainability of the city’s water supply.

The Government of Mongolia is contributing an additional US$111.8 million to support the investment, ranking among the largest partner contributions in the history of MCC.

MCC is an independent US Government agency working to reduce global poverty through economic growth. Created by the US Congress in 2004, the corporation provides time-limited grants and assistance to low- and lower-middle income countries that meet rigorous standards for good governance. Stantec has worked with MCC in an advisory capacity since 2006 on projects in Sierra Leone, Niger, and Zambia.

Stantec’s International Development Group combines decades of expertise in providing sustainable solutions to deep-rooted development challenges with local knowledge and perspective to support international donors and financial institutions in improving the design, implementation, and oversight of development programs throughout the world. The team helps developing countries to achieve resilient and equitable growth, transition to lower carbon economies, and protect water and other natural resources.

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

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